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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

HEXCEL CORPORATION (Name of Issuer)
Common Stock (Title of Class of Securities)
428290 10 0 (CUSIP Number)
Robert J. Small Berkshire Partners LLC One Boston Place Suite 3300 Boston, Massachusetts 02108 (617) 227-0050	Joel S. Beckman Greenbriar Equity Group LLC 555 Theodore Fremd Avenue Suite A-201 Rye, NY 10580 (914) 925-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2004 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

        Note.    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        (Continued on following pages)

Page 1 of 21 pages

CUSIP No. 428290 10 0

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Berkshire Fund V, Limited Partnership 04-3423237

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES		7.	SOLE VOTING POWER 4,803,616
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 4,803,616

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,803,616*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%**

14.	TYPE OF REPORTING PERSON PN

Page 2 of 21 pages

*
This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund V, Limited Partnership ("Fund V") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share.

**
This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund V. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund V. This percentage would equal 5.3% if it were calculated by including such securities in such calculation.

***
Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004).

Page 3 of 21 pages

CUSIP No. 428290 10 0

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Berkshire Fund VI, Limited Partnership 04-3568357

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES		7.	SOLE VOTING POWER 5,217,466
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 5,217,466

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,217,466*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%**

14.	TYPE OF REPORTING PERSON PN

Page 4 of 21 pages

*
This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Fund VI, Limited Partnership ("Fund VI) which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share.

**
This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Fund VI. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Fund VI. This percentage would equal 5.8% if it were calculated by including such securities in such calculation.

***
Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004).

Page 5 of 21 pages

CUSIP No. 428290 10 0

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Berkshire Investors LLC 04-3309729

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES		7.	SOLE VOTING POWER 547,083
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 547,083

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 547,083*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%**

14.	TYPE OF REPORTING PERSON OO

Page 6 of 21 pages

*
This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Berkshire Investors, LLC ("Berkshire Investors") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share.

**
This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Berkshire Investors. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire Investors. This percentage would equal 0.6% if it were calculated by including such securities in such calculation.

***
Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004).

Page 7 of 21 pages

CUSIP No. 428290 10 0

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Berkshire Partners LLC 04-2911958

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES		7.	SOLE VOTING POWER 8,001
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 8,001

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ..02%*

14.	TYPE OF REPORTING PERSON OO

Page 8 of 21 pages

*
This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Berkshire Partners LLC ("Berkshire"). Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Berkshire. This percentage would equal 0.01% if it were calculated by including such securities in such calculation.

**
Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004).

Page 9 of 21 pages

CUSIP No. 428290 10 0

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Greenbriar Equity Fund, L.P. 13-4089201

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 10,361,586
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 10,361,586

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,361,586*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%**

14.	TYPE OF REPORTING PERSON PN

Page 10 of 21 pages

*
This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Equity Fund, L.P. ("Greenbriar Fund") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share.

**
This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Fund. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Fund. This percentage would equal 11.5% if it were calculated by including such securities in such calculation.

***
Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004).

Page 11 of 21 pages

CUSIP No. 428290 10 0

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Greenbriar Co-Investment Partners, L.P. 13-4089202

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 206,580
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 206,580

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,580*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%**

14.	TYPE OF REPORTING PERSON PN

Page 12 of 21 pages

*
This amount includes shares of common stock of Hexcel Corporation (the "Issuer") beneficially owned by Greenbriar Co-Investment Partners, L.P. ("Greenbriar Co-Invest") which are issuable upon the conversion of shares of series A convertible preferred stock of the Issuer at a conversion price initially set at $3.00 per share.

**
This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Co-Invest. Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar Co-Invest. This percentage would equal 0.2% if it were calculated by including such securities in such calculation.

***
Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004).

Page 13 of 21 pages

CUSIP No. 428290 10 0

SCHEDULE 13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Greenbriar Equity Group LLC 13-4089194

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES		7.	SOLE VOTING POWER 8,001
BENEFICIALLY
OWNED BY EACH		8.	SHARED VOTING POWER
REPORTING
PERSON WITH		9.	SOLE DISPOSITIVE POWER 8,001

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ..02%*

14.	TYPE OF REPORTING PERSON PN

Page 14 of 21 pages

*
This percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than Greenbriar Equity Group LLC ("Greenbriar"). Accordingly, such calculation does not include the shares of common stock of the Issuer issuable upon conversion of shares of series A convertible stock of the Issuer and series B convertible stock of the Issuer which are beneficially owned by any person other than Greenbriar. This percentage would equal 0.01% if it were calculated by including such securities in such calculation.

**
Percentage calculations are based on the number of shares outstanding upon the closing of the Issuer's registered offering on December 20, 2004, as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004).

Page 15 of 21 pages

        Except as set forth below, all previously reported Items are unchanged. For clarity, Item 2(a) is restated without change in its form.

Item 2 Identity and Background.

(a)
Name

        This Statement is being filed jointly by the following (each a "Reporting Person" and collectively, the "Reporting Persons"): (1) Berkshire Fund V, Limited Partnership, a Massachusetts limited partnership ("Fund V"), (2) Berkshire Fund VI, Limited Partnership, a Massachusetts limited partnership ("Fund VI") (3), Berkshire Investors LLC, a Massachusetts limited liability company ("Berkshire Investors"), (4) Berkshire Partners LLC, a Massachusetts limited liability company ("Berkshire"), (5) Greenbriar Equity Fund, L.P. a Delaware limited partnership ("Greenbriar Fund") (6) Greenbriar Co-Investment Partners, L.P., a Delaware limited partnership ("Greenbriar Co-Invest") and (7) Greenbriar Equity Group LLC, a Delaware limited liability company ("Greenbriar").

        Fifth Berkshire Associates LLC, a Massachusetts limited liability company ("Fifth Berkshire") is the general partner of Fund V. Sixth Berkshire Associates LLC, a Massachusetts limited liability company ("Sixth Berkshire") is the general partner of Fund VI. The managing members of Fifth Berkshire are: Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Garth H. Greimann, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and Ross M. Jones (the "Berkshire Principals"). The Berkshire Principals are also the managing members of Sixth Berkshire and Berkshire Investors.

        Greenbriar Holdings LLC ("Greenbriar Holdings") is the general partner of Greenbriar Equity Capital, L.P.("Greenbriar Capital"), which is the general partner of Greenbriar Fund. Greenbriar Holdings is also the general partner of Greenbriar Co-Invest. The managing members of Greenbriar Holdings are Joel S. Beckman, Gerald Greenwald and Reginald L. Jones, III (the "Greenbriar Principals").

        The Reporting Persons make acquisitions in, and dispose of, securities of an issuer on the same terms and conditions and at the same time. Pursuant to the Coinvestment Agreement (the "Coinvestment Agreement") dated as of November 1, 1999 between Berkshire and Greenbriar, Berkshire and Greenbriar agreed to pursue jointly investment opportunities in the transportation industry. Berkshire has agreed to cause one or more of its affiliated investment funds to co-invest with Greenbriar Fund in an amount equal to one dollar for every two dollars invested by Greenbriar Fund. If the amount available for investment in a particular transaction exceeds the amount which is appropriate for Greenbriar Fund to invest, Berkshire's affiliated funds shall be offered the opportunity to coinvest in such transaction up to such additional amount, unless Greenbriar, after consultation with Berkshire, determines to first offer all or a portion of such coinvestment opportunity to one or more third parties. As a result, Berkshire and Greenbriar agreed to invest in the transactions described in this filing on an equal basis (the Reporting Persons affiliated with Berkshire have invested one dollar for every one dollar invested by the Reporting Persons affiliated with Greenbriar).

        Based on the foregoing and the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"). The filing of this statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended by adding the following immediately before the final paragraph thereof:

        On December 20, 2004, Fund V, Fund VI, Berkshire Investors, Greenbriar Fund and Greenbriar Co-Invest (collectively, the "Sellers") sold an aggregate of 9,899,914 shares in an underwritten public offering of Common Stock of the Issuer (the "Registered Offering"). The number of shares sold by each Seller is as follows: Fund V—2,250,071, Fund VI—2,443,814, Berkshire Investors—256,072, Greenbriar Fund—4,853,353, and Greenbriar Co-Invest—96,604.

        The Issuer effected the Registered Offering pursuant to the exercise of a demand registration right by two unaffiliated investors, LXH, L.L.C. and LXH II, L.L.C., and the exercise of a piggyback registration right by the Sellers on November 24, 2004.

Page 16 of 21 pages

        The Sellers, in the aggregate, converted (i) 14,466 shares of Series A preferred stock into 4,821,999 shares of Common Stock of the Issuer and (ii) 77,875 shares of Series B preferred stock into 5,077,915 shares of Common Stock of the Issuer in connection with the Registered Offering on December 20, 2004.

Item 5. Interest in Securities of the Issuer.

          (a)   As of the closing of the Registered Offering on December 20, 2004, the Reporting Persons may be deemed to beneficially own an aggregate of 21,152,333 shares of Common Stock consisting of (i) 63,409 shares of series A preferred stock that are beneficially owned by the Reporting Persons and that are convertible into 21,136,331 shares of Common Stock; (ii) 8,001 shares subject to currently exercisable options granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan (Mr. Small has an understanding with Berkshire pursuant to which he holds such options for the benefit of Berkshire); and (iii) 8,001 shares subject to currently exercisable options granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan (Mr. Beckman has an understanding with Greenbriar pursuant to which he holds such options for the benefit of Greenbriar).

        The shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of the closing of the Registered Offering represent approximately 29.6% of the outstanding shares of Common Stock, based on 50,280,994 shares of Common Stock outstanding upon the closing of the Registered Offering as disclosed in the Issuer's final prospectus filed with the Commission on December 15, 2004 (based on the number of shares outstanding November 22, 2004). The foregoing percentage was calculated in accordance with Rule 13-3(d)(1) of the Exchange Act, which specifically excludes from such calculation all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons. Accordingly, such calculation does not include shares of series A preferred stock and series B preferred stock which are beneficially owned by any person other than the Reporting Persons. All outstanding shares of series A preferred stock and series B preferred stock are entitled to vote, on an as-converted basis, on all matters put to a vote or consent of the holders of Common Stock. Therefore, in any such vote or consent, as of the closing of the Registered Offering, the Reporting Persons have the power to vote shares representing approximately 23.4% of the total number of votes that may be cast on any such matter.

        By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5 under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.

          (b)   As of the closing of the Registered Offering on December 20, 2004, Fund V has sole voting power with respect to 4,803,616 shares of Common Stock and sole dispositive power with respect to 4,803,616 shares of Common Stock. Fund V is the beneficial owner of the 4,803,616 shares of Common Stock over which it has voting and dispositive power.

        As the ultimate general partner of Fund V, Fifth Berkshire may be deemed to beneficially own 4,803,616 shares of Common Stock held by Fund V. The filing of this statement shall not be construed as an admission that Fifth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund V.

        As of the closing of the Registered Offering on December 20, 2004, Fund VI has sole voting power with respect to 5,217,466 shares of Common Stock and sole dispositive power with respect to 5,217,466 shares of Common Stock. Fund VI is the beneficial owner of the 5,217,466 shares of Common Stock over which it has voting and dispositive power.

        As the sole general partner of Fund VI, Sixth Berkshire may be deemed to beneficially own 5,217,466 shares of the Common Stock held by Fund VI. The filing of this statement shall not be construed as an admission that Sixth Berkshire is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Fund VI.

        As of the closing of the Registered Offering on December 20, 2004, Berkshire Investors has sole voting power with respect to 547,083 shares of Common Stock and sole dispositive power with respect to 547,083 shares of Common Stock. Berkshire Investors is the direct beneficial owner of the 547,083 shares of Common Stock over which it has voting and dispositive power.

Page 17 of 21 pages

        As of the closing of the Registered Offering on December 20, 2004, Berkshire may be deemed to beneficially own 8,001 shares subject to currently exercisable options granted to Robert J. Small pursuant to the Issuer's Incentive Stock Plan. Mr. Small holds these options for the benefit of Berkshire.

        By virtue of their positions as managing members of Fifth Berkshire, Sixth Berkshire, Berkshire Investors and Berkshire, the Berkshire Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Fund V, Fund VI or Berkshire Investors. None of the Berkshire Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by the Fund V, Fund VI or Berkshire Investors, and, as a result, each Berkshire Principal disclaims beneficial ownership of such shares of Common Stock.

        As of the closing of the Registered Offering on December 20, 2004, Greenbriar Fund has sole voting power with respect to 10,361,586 shares of Common Stock and sole dispositive power with respect to 10,361,586 shares of Common Stock. Greenbriar Fund is the direct beneficial owner of the 10,361,586 shares of Common Stock over which it has voting and dispositive power.

        As the ultimate general partner of Greenbriar Fund, Greenbriar Holdings may be deemed to beneficially own 10,361,586 shares of the Common Stock held by Greenbriar Fund. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Fund.

        As of the closing of the Registered Offering on December 20, 2004, Greenbriar Co-Invest has sole voting power with respect to 206,580 shares of Common Stock and sole dispositive power with respect to 206,580 shares of Common Stock. Greenbriar Co-Invest is the direct beneficial owner of the 206,580 shares of Common Stock over which it has voting and dispositive power.

        As the sole general partner of Greenbriar Co-Invest, Greenbriar Holdings may be deemed to beneficially own 206,580 shares of the Common Stock held by Greenbriar Co-Invest. The filing of this statement shall not be construed as an admission that Greenbriar Holdings is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Greenbriar Co-Invest.

        As of the closing of the Registered Offering on December 20, 2004, Greenbriar may be deemed to beneficially own 8,001 shares subject to currently exercisable options granted to Joel S. Beckman pursuant to the Issuer's Incentive Stock Plan. Mr. Beckman holds these options for the benefit of Greenbriar.

        By virtue of their positions as managing members of Greenbriar Holdings, the Greenbriar Principals may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by Greenbriar Fund, Greenbriar Co-Invest or Greenbriar. None of the Greenbriar Principals, acting alone, however, has voting or investment power with respect to the shares beneficially owned by Greenbriar Fund or Greenbriar Co-Invest, and, as a result, each Greenbriar Principal disclaims beneficial ownership of such shares of Common Stock.

  (c)
  On November 16, 2004, Mr. Small was awarded 1,590 restricted stock units ("RSUs"), convertible into an equal number of shares of the Issuer's Common Stock on November 16, 2006 to the extent the RSUs are then vested, under the Issuer's Incentive Stock Plan. Pursuant to an agreement between Mr. Small and Berkshire, Mr. Small holds such RSUs for the benefit of Berkshire.

        On November 16, 2004, Mr. Beckman was awarded 1,590 RSUs, convertible into an equal number of shares of the Issuer's Common Stock on November 16, 2006 to the extent the RSUs are then vested, under the Issuer's Incentive Stock Plan. Pursuant to an agreement between Mr. Beckman and Greenbriar, Mr. Beckman holds such RSUs for the benefit of Greenbriar.

        As neither Berkshire nor Greenbriar has the right to acquire beneficial ownership of the Common Stock issuable upon conversion of the RSUs currently or within the next 60 days in accordance with Rule 13d-3, these shares have not been included in the beneficial ownership figures presented herein.

        Other than the transaction disclosed in Item 4 hereof, there have been no transactions in shares of series A convertible preferred stock or series B convertible preferred stock entered into by the Reporting Persons during the past 60 days.

Page 18 of 21 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Item 6 hereof is hereby amended by adding the following after the first paragraph thereof:

        On December 14, 2004, Fund V, Fund VI, Berkshire Investors, Greenbriar Fund and Greenbriar Co-Invest (the "Sellers") entered into an Underwriting Agreement with Goldman, Sachs & Co. and Credit Suisse First Boston LLC, as representatives of the underwriters named therein (the "Underwriters") and certain other stockholders of the Issuer, pursuant to which the Sellers agreed to sell an aggregate number of 9,899,914 shares of the Issuer's Common Stock, and up to 3,149,998 additional shares upon the exercise of the Underwriters' overallotment option, to the Underwriters at a purchase price of $13.335 per share upon the closing of the Registered Offering on December 20, 2004.

Item 7. Material to be filed as Exhibits.

        Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1 Joint Filing Undertaking, dated as of March 28, 2003

Exhibit 2 Stock Purchase Agreement dated as of December 18, 2002 between the Purchasers and the Issuer

Exhibit 3 Stockholders Agreement dated as of March 19, 2003 between the Purchaser and the Issuer

Exhibit 4 Registration Rights Agreement dated as of March 19, 2003 between the Purchasers and the Issuer

Exhibit 5 Series A Certificate of Designations dated as of March 19, 2003

Exhibit 6 Series B. Certificiate of Designations dated as of March 19, 2003

Exhibit 7 Coinvestment Agreement dated November 1, 1999 between Berkshire Partners LLC and Greenbriar Equity Group, LLC

Exhibit 8 Joint Filing Agreement regarding Amendment No. 1 to Schedule 13A

Exhibit 9 Underwriting Agreement dated as of December 14, 2004 (incorporated by reference to Exhibit 99.3 of the Issuer's 8-K filed with the Commission on December 16, 2004)

Page 19 of 21 pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 21, 2004

BERKSHIRE FUND V, LIMITED PARTNERSHIP
By:	Fifth Berkshire Associates LLC, its General Partner
BERKSHIRE FUND VI, LIMITED PARTNERSHIP
By:	Sixth Berkshire Associates LLC, its General Partner
BERKSHIRE INVESTORS LLC
BERKSHIRE PARTNERS LLC

By:	/s/ ROBERT J. SMALL
	Name:	Robert J. Small
	Title:	Managing Director
GREENBRIAR EQUITY FUND, L.P.
By:	Greenbriar Equity Capital, L.P., its general partner
By:	Greenbriar Holdings LLC, its general partner
GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
By:	Greenbriar Holdings LLC, its general partner
GREENBRIAR EQUITY GROUP LLC

By:	/s/ JOEL S. BECKMAN
	Name:	Joel S. Beckman
	Title:	Managing Member

Page 20 of 21 pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 1 SCHEDULE 13D

The undersigned hereby agree as follows:

(1)
Each of them is individually eligible to use Amendment No. 1 the Schedule 13D to which this Exhibit is attached, and such Amendment No. 1 to Schedule 13D is filed on behalf of each of them; and

(2)
Each of them is responsible for the timely filing of such Amendment No. 1 to Schedule 13D and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 21, 2004

BERKSHIRE FUND V, LIMITED PARTNERSHIP
By:	Fifth Berkshire Associates LLC, its General Partner
BERKSHIRE FUND VI, LIMITED PARTNERSHIP
By:	Sixth Berkshire Associates LLC, its General Partner
BERKSHIRE INVESTORS LLC
BERKSHIRE PARTNERS LLC

By:	/s/ ROBERT J. SMALL
	Name:	Robert J. Small
	Title:	Managing Director
GREENBRIAR EQUITY FUND, L.P.
By:	Greenbriar Equity Capital, L.P., its general partner
By:	Greenbriar Holdings LLC, its general partner
GREENBRIAR CO-INVESTMENT PARTNERS, L.P.
By:	Greenbriar Holdings LLC, its general partner
GREENBRIAR EQUITY GROUP LLC

By:	/s/ JOEL S. BECKMAN
	Name:	Joel S. Beckman
	Title:	Managing Member

Page 21 of 21 pages

QuickLinks

SCHEDULE 13D
AGREEMENT REGARDING THE JOINT FILING OF AMENDMENT NO. 1 SCHEDULE 13D